Exhibit 1

14 January 2019

British American Tobacco p.l.c.
Board Committee Changes

Following a review of the memberships of its Board committees, British American Tobacco today announces that Holly Keller Koeppel, a Non-Executive Director of the Company and member of the Audit Committee since 2017, will assume the role of Chairman of the Audit Committee succeeding Kieran Poynter, who will remain a member of the Audit Committee.

Luc Jobin will join the Audit Committee and step down from the Remuneration Committee.

Dr Marion Helmes will join the Remuneration Committee and step down from the Audit Committee.

All of the above changes will take effect from 14 January 2019.

As a consequence of the above changes, the memberships of the Company’s Audit Committee and Remuneration Committee (all comprising Non-Executive Directors) are as follows with effect from 14 January 2019:

Audit Committee	Remuneration Committee
Chairman: Holly Keller Koeppel	Chairman: Dimitri Panayotopoulos
Luc Jobin	Sue Farr
Kieran Poynter	Dr Marion Helmes
Savio Kwan

Paul McCrory
Secretary
British American Tobacco p.l.c.

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